Mail Stop 3561

July 10, 2006

Mr. Denver Cashatt
President and C.E.O.
International Star, Inc.
2405 Ping Drive
Henderson, NV   89074

Re: International Star, Inc.
Form 10-KSB
Filed April 14, 2006
File No. 000-28861

Dear Mr. Cashatt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Balance Sheet, page 22

1.   Please reconcile the 212,987,443 shares listed as outstanding to the 100,000,000 shares listed as authorized. If the authorized shares were increased, please tell us when you filed amended articles of incorporation as required by Item 601 of Regulation S-B, or otherwise disclosed any increase in the number of authorized shares in your periodic reports.

Statement of Stockholders' Equity, page 24

2.	Please reconcile your disclosures regarding Recent Sales of Unregistered
	Securities on pages 13-15 to the Statement of Shareholders' Equity. We note
	that the disclosure on pages 13-15 reflects approximately $25,000 of
	proceeds which are not shown in the equity statement. In addition, please
	revise your disclosure regarding the warrants in Note E on page 29 to provide
	the information required by paragraph 4 of FAS 129. Also, disclose the
	material terms of any registration rights relating to the warrants.

Cash Flow Statement, page 25

3.	Please reconcile the $754,116 of proceeds received for the sale of common stock
	and warrants to the amounts shown in the statement of stockholders' equity (page
	24) and your disclosures on pages 13-15.

Notes to Financial Statements

Note D – Loans and Advances from Company Directors, page 29

4.	We note your disclosure regarding the commissions paid on private placements to
	your Chief Executive Officer and Chief Financial Officer on page 36. Please
	revise the financial statements to include the material terms of these agreements
	and any other related party transactions as required by paragraph 2 of FAS 57.

Item 8A - Controls and Procedures, page 32

5.	Disclose in detail the nature of any material weakness identified in your
	evaluation. In this regard, also revise to disclose the specific steps that you
	have taken, if any, to remediate the material weakness.

	As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies